One Chase Manhattan Plz
New York, NY 10005
T 212.859.7000

www.assurant.com

July 16, 2009

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, DC 20549

Re:	Assurant, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
File No. 001-31978

Dear Mr. Rosenberg:

Thank you for your letter dated July 1, 2009, regarding our Form 10-K for the year ended December 31, 2008. Continuing enhancement of the disclosures in Assurant’s SEC filings is an objective that we share with the Staff. Your comments and our responses are set forth below.

*    *    *    *

Comment 1:

1.	Regarding situations where the price is adjusted as noted on page F-32, please revise your disclosure to discuss what you mean by “more appropriate fair value” and the reason it is more appropriate as well as quantifying the nature and dollar amount of adjustments.

Response to Comment 1:

We will revise this disclosure prospectively, beginning in our Form 10-Q for the period ending June 30, 2009 (“Assurant’s 2Q 2009 10-Q”) as follows: “Following this analysis, the Company generally uses the best estimate of fair value based upon all available inputs. On infrequent occasions, a non-pricing service source may be more familiar with the market activity for a particular security than the pricing service. In these cases the price used is taken from the non-pricing service source.”

At December 31, 2008, adjustments of this type were made to only 70 securities out of our total portfolio of 2,495 securities. The aggregate value for these 70 securities as provided by the pricing service was $232 million. The value provided by the non-pricing service sources was $230 million. We consider the $2 million difference to be de minimis. If in future periods the amount of the aggregate difference between sources is material, we will disclose the difference in our financial statements.

Comment 2:

2.	It appears that you changed your method of accounting for new preneed life insurance policies. Please address the following:
a.	Tell us why the policies are now being accounted for as universal life contracts, and what necessitated the need to change how the policies were previously being accounted for.
b.	Please provide us your analysis demonstrating that “the difference between reporting in accordance with FAS 60 and FAS 97 is not material.”
c.	Item 601(b)(18) of Regulation S-K requires that a company’s independent accountant issue a preferability letter indicating whether the change in accounting principle is, in the auditor’s judgment, preferable under the circumstances. Please tell us in what filing you have included this letter, or tell us why you have not provided it.

Response to Comment 2:

2a. The Company completed an acquisition of Mayflower National Life Insurance Company in 2007 which increased the size of our preneed block of business. That acquisition led us to initiate a project to review existing Company accounting policies surrounding our preneed life insurance product.

We additionally advise you that the change described in our 2008 Form 10-K was to change to the correct accounting treatment for Preneed business written after January 1, 2009. To determine the most appropriate accounting treatment for the preneed life insurance

In New York state, Assurant, Inc. does business under the name Assurant Group.

Assurant, Inc.	File No. 001-31978

policies, the Company reviewed the guidance provided in FASB Statement No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long Duration Contracts and for Realized Gains and Losses on Sale of Investments (“SFAS 97”). SFAS 97 provides the accounting treatment for three classes of long-duration contracts: investment contracts, limited-payment (“LP-Type”) contracts, and universal life-type (“UL -Type”) contracts. For LP-Type contracts, SFAS 97 indicates that FASB Statement No. 60, Accounting and Reporting by Insurance Enterprises (“SFAS 60”) accounting is required.

In late 2008 we reconfirmed that SFAS 97 UL-Type guidance is the most appropriate basis of accounting for preneed life insurance policies that have a discretionarily-increasing death benefit amount (i.e., their terms are not ‘fixed and guaranteed’). Therefore, given the Mayflower acquisition and resulting increase in this business, effective January 1, 2009, the Company started using SFAS 97 UL-Type accounting for new preneed life insurance policies of this type.

Prior to January 1, 2009 the Company followed LP-Type accounting treatment for its preneed life insurance business in accordance with FAS 60. Recognizing that preneed policies do not fall exactly within the guidance of either SFAS 97 or SFAS 60, we prepared quarterly actuarial estimates of the difference in revenues and benefits, losses and expenses amounts between the two methods. The comparisons estimate a range of potential differences based on actuarial assumptions. These differences have been considered immaterial for the periods reported as evaluated under the guidance of SAB 99 (see discussion of materiality in response 2b below).

2b. As a result of our conclusion that SFAS 97 UL is the most appropriate basis of accounting for preneed life insurance policies with discretionary crediting death benefits we looked to FASB Statement No. 154, Accounting Changes and Error Corrections for guidance on the evaluation of the previously noted differences.

In this case, the preneed life insurance policies are very different structurally from typical universal life policies in that they do not have explicit account balances or explicit charges for mortality, expenses, and surrenders. The Company’s preneed administrative and reserve calculation systems are not programmed to retrofit these policies into a universal life structure and calculate the historical charges and account balance information required for UL-Type accounting. As a result, we are making the necessary system modifications to calculate and capture the information for new business sold beginning in 2009. It would have been impractical to develop the historical information needed to retrospectively apply SFAS 97 UL-Type accounting for inforce policies. We disclosed the estimated impact of the change on our first quarter 2009 reported net earned premiums on our first quarter earnings webcast on April 30, 2009 and in our Form 10-Q for the period ending March 31, 2009 and we plan to disclose similar information each quarter for the remainder of 2009.

In addition to considering the practicality of calculating FAS 97 information for prior policies, we considered the materiality of the change using the guidance of SAB 99, which requires the consideration of qualitative and quantitative factors.

The Preneed business is contained within our Assurant Solutions (“Solutions”) business segment.

The following table depicts the actuarially estimated quantitative impact discussed above of the difference between the application of SFAS 60 and SFAS 97 on the consolidated and Solutions’ statements of operations:

	Consolidated
	2008		2007		2006
(amounts in millions)	Difference	%	Difference	%	Difference	%
Total revenues	(171)	-1.99%	(153)	-1.81%	(140)	-1.73%
Total benefits, losses and expenses	(171)	-2.13%	(153)	-2.06%	(140)	-2.01%
Net Income	—	0.00%	—	0.00%	—	0.00%

	Segment
	2008		2007		2006
(amounts in millions)	Difference	%	Difference	%	Difference	%
Total revenues	(171)	-5.00%	(153)	-4.91%	(140)	-4.69%
Total benefits, losses and expenses	(171)	-5.28%	(153)	-5.27%	(140)	-5.21%
Net Income	—	0.00%	—	0.00%	—	0.00%

As noted in the table above, based on our actuarial estimate, there is no impact on the Company’s consolidated or segment net income.

Assurant, Inc.	File No. 001-31978

We looked further to qualitative factors to determine if the difference between reporting in accordance with SFAS 60 and SFAS 97 could be considered material. The following bullet points summarize the factors considered and management’s evaluation of each factor as it relates to the difference between applying SFAS 60 and SFAS 97:

•	Does the difference arise from an item capable of precise measurement?

No. The accounting entries for UL-Type policies are estimated based on actuarial formulas and assumptions. In addition, our Preneed administrative and reserve calculation systems are not programmed to calculate the explicit historical charges and account balance information necessary for UL-Type accounting. We do not have the information available for prior periods to make precise determination of SFAS 97 values.

•	Does the difference mask a change in earnings or other trends?

As noted in the table above, based on an actuarial estimate, there is no impact on the Company’s consolidated or segment net income. As noted above, we disclosed the estimated impact to our first quarter 2009 reported net earned premiums on our first quarter earnings webcast and our first quarter Form 10-Q and we plan to disclose similar information each quarter for the remainder of 2009. Therefore, we do not believe that the difference masks a change in earnings or other trends.

•	Does the difference hide a failure to meet analysts’ consensus expectations for the enterprise?

Analyst expectations are based primarily on the Company’s net operating income (“NOI”). As noted above, based on an actuarial estimate, there is no impact on the Company’s consolidated or segment net income or NOI.

•	Does the difference change a loss into income or vice versa?

It does not, because, as noted above, the Company’s net income and NOI are not impacted by the change.

•	Does the difference concern a portion of business that has been identified as playing a significant role in operations or profitability?

The Preneed business is included in the Solutions reportable segment. However as previously noted, the discretionarily credited portion of the business accounted for only 5% of Solutions 2008 revenues and the accounting change does not impact net income for the Solutions segment.

•	Does the difference affect compliance with regulatory requirements?

No, it does not.

•	Does the difference affect compliance with loan covenants or other contractual requirements?

The adjustment would not affect any of our debt or revolving credit facility covenants.

•	Does the difference increase management’s compensation?

No. Management’s compensation is not impacted by this change in any year. Short-term bonuses are determined by calendar year results versus predetermined objectives. Since the accounting change was made effective January 1, 2009, 2008 financial results for the Preneed business were not impacted. 2008 bonus objectives did not include Preneed net earned premiums as a measurement criterion. In addition, 2009 bonus objectives also do not contemplate Preneed net earned premiums as a measurement criterion; therefore the difference will not impact management’s compensation in 2009.

•	Does the difference conceal an unlawful transaction?

No, it does not.

Based on our evaluation of the quantitative and qualitative factors outlined above, we concluded that the difference between reporting in accordance with SFAS 60 and SFAS 97 is not material.

Based on our evaluation of the practicability of developing the necessary information and the materiality of the difference, we did not retrospectively apply the change in accounting principle, but rather applied the change for new policies effective January 1, 2009.

2c. The Company and its independent registered public accountants are aware of the requirements of Item 601(b) (18) of Regulation S-K. The filing was not provided since the change was to adopt the correct accounting treatment.

Assurant, Inc.	File No. 001-31978

Comment 3:

3.	Please tell us how you realized a tax benefit of approximately $175 million from the loss on the sale of UFLIC. On page F-22, you disclose that you recorded a pre-tax gain of approximately $3.2 million and an associated tax benefit of approximately $84.9 million.

Response to Comment 3:

As noted on page F-22 of our 2008 10-K, on May 1, 2008, the Company sold a subsidiary, United Family Life Insurance Company (“UFLIC”), to a third party for proceeds of $32,715,000. The proceeds less the GAAP book basis in UFLIC resulted in a pre-tax gain of $3,174,000. As noted on pages 57-58 of our 2008 10-K, the tax basis in UFLIC was considerably greater than its book basis primarily due to a goodwill impairment (in 2002) that lowered the book basis. Thus the disposition of UFLIC caused a taxable capital loss resulting in a tax benefit of $174,864,000 (the $174,864,000 is 35% of the taxable capital loss).

As discussed on page 58 of our 2008 10-K, the Company utilized all carryback capacity for its capital gains. Therefore, a portion of the capital loss from the sale of UFLIC was carried forward and the tax benefit of that capital loss became a deferred tax asset.

As discussed on page 57 of our 2008 10-K, deferred income taxes are recorded for temporary differences between the financial reporting and income tax bases of assets and liabilities, based on enacted tax laws and statutory tax rates applicable to the periods in which the Company expects the temporary differences to reverse. A valuation allowance is established for deferred tax assets when it is more likely than not that an amount will not be realized.

SFAS No. 109 “Accounting for Income Taxes” states that a deferred tax asset should be reduced by a valuation allowance if, based on the weight of all available evidence, it is more likely than not that some portion or the entire deferred tax asset will not be realized. The valuation allowance should be sufficient to reduce the deferred tax asset to the amount that is more likely than not to be realized. In determining whether the Company’s deferred tax asset is realizable, we weighed all available evidence, including both positive and negative evidence. The realization of deferred tax assets depends upon the existence of sufficient taxable income of the same character during the carryback or carryforward period. We considered all sources of taxable income available to realize the deferred tax asset, including the future reversal of existing temporary differences, future taxable income exclusive of reversing temporary differences and carry forwards, taxable income in carry back years, and tax-planning strategies.

We do not believe that it is more likely than not that we will generate sufficient taxable income of the same character in the foreseeable future to realize all of our deferred tax assets related to capital loss carryovers. Therefore, as disclosed on page 58 of our 2008 10-K we established a valuation allowance of $90,000,000, which is the amount of the deferred tax asset for capital loss carryovers that we believe will not be realized in the foreseeable future.

The $84,864,000 tax benefit of the UFLIC sale disclosed on page F-22 of our 2008 10-K is the net tax benefit from the sale of UFLIC after considering the valuation allowance of $90,000,000 ($174,864,000 – $90,000,000).

Comment 4:

4.	In light of your consideration of the current level of expected returns and the expectations for future returns for each asset class, please tell us how you concluded that a return rate 8.25% should be used for fiscal year 2008.

Response to Comment 4:

Consistent with our established practice, Company management met in the first quarter of 2008 to review all the economic assumptions for fiscal year 2008. At that time, the target asset allocation mix for the Pension Plan was 75% equities and 25% fixed income and the five year return on plan assets from 2003 through 2007 was substantially above our long-term assumption of 8.25%. That long-term assumption was reviewed in conjunction with other assumptions such as discount rates and future salary increases, giving careful consideration to numerous factors, including the plan asset allocation, forward-looking expected returns for the period over which benefits will be paid, historical returns on plan assets, and other relevant market data. Based on our review, we concluded that the assumption of an 8.25% long-term rate of return on plan assets was reasonable.

As disclosed in our Form 10-Q for the period ended March 31, 2009, based on our review of the investment strategy for our benefit plans and market conditions, we reduced our return assumption to 7.50% effective January 1, 2009.

Assurant, Inc.	File No. 001-31978

Comment 5:

5.	You state on page 31 that you noted problems with your document production process when responding to the SEC. Please tell us how this affected your internal controls and disclosure controls and procedures at December 31, 2008 and why you believe your controls are effective.

Response to Comment 5:

Effect on Internal Controls and Disclosure Controls and Procedures at December 31, 2008:

We do not believe the earlier problems with the document production to the SEC affected the Company’s internal controls and disclosure controls and procedures at December 31, 2008. These problems related specifically to the identification of certain historical documents (primarily emails archived on a hard drive in the transition from one email system to another) in response to a subpoena issued by the SEC in 2005, and in some cases, the treatment of certain documents as being subject to the attorney-client privilege. The document production issues were unrelated to the Company’s Internal Control over Financial Reporting (“ICFR”) or disclosure controls and procedures. In addition, as indicated in our Form 10-Q for the period ending March 31, 2008, we believe that we have now completed our response to the Staff’s document request.

Why We Believe Our Controls are Effective:

a.	As required by Rules 13a-15(c) and 15d-15(c) under the Securities Exchange Act of 1934, as amended (“Exchange Act”) and as noted in Item 9A of our 2008 10-K, our management evaluated the effectiveness, as of the end of 2008, of our ICFR. For the assessment, we followed a top-down, risk-based evaluation, as permitted under the Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, SEC Release No. 34-55929 (June 20, 2007) (the “SEC’s 2007 Guidance on Assessment of ICFR”). In doing so, we used our own experience and informed judgment in designing an evaluation process that provides a reasonable basis for our assessment.

We first evaluated the risks to reliable financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Then, through a process of inquiry, sampling and testing, our internal audit personnel assessed the effectiveness of the controls that we had designed and implemented to address such risks, and reported to the Company’s Disclosure Committee, (which includes our CEO and me). This was a rigorous, systematic, well-documented process designed and implemented in accordance with the considerations enumerated in the SEC’s 2007 Guidance on Assessment of ICFR.

Our independent registered public accounting firm, PricewaterhouseCoopers LLP (“PwC”), performed an integrated audit of the Company’s (a) consolidated financial statements and (b) ICFR, in accordance with the requirements of PCAOB Standard Number 5 (July 27, 2007). PwC then issued its opinion, as shown on pages F-1 and F-2 of our 2008 Form10-K, that the Company maintained, in all material respects, effective ICFR.

b.	Why We Believe Our Disclosure Controls and Procedures Are Effective. As required by Rules 13a-15(b) and 15d-15(b) under the Exchange Act, our management has evaluated, as of the end of each fiscal quarter (including December 31, 2008), the effectiveness of Assurant’s disclosure controls and procedures. Such controls and procedures have been designed to ensure that information that the Company is required to disclose is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. They are comprised of our ICFR as well as other procedures specifically designed to identify and report disclosable information, including the following procedures which are followed each quarter:

i.	a sub-certification process whereby key financial, accounting, internal audit, legal and operating officers, of both the parent company and each of its reporting segments, complete, sign, and submit a checklist that is pertinent to potentially reportable information and to the effective operation of both the Company’s ICFR and the Company’s disclosure controls and procedures;

ii.	a detailed review of all such completed and signed sub-certification checklists by a team consisting of a senior securities lawyer in the Company’s Law Department and a senior accountant in the Company’s Finance and Accounting Department, with exceptions, if any, noted on the checklists, carefully reviewed and, when necessary, investigated;

Assurant, Inc.	File No. 001-31978

iii.	a disclosure committee process, culminating in meetings of a committee of key senior executives, as well as accounting and finance, tax, investor relations, internal audit and legal personnel (known as the Executive Review Group), held before each earnings release and before the filing with the SEC of each periodic report, at which, among other things,

(a)	the proposed press release or periodic report is reviewed,

(b)	disclosure issues are discussed and resolved,

(c)	the senior officers responsible for the completion of the sub-certification checklists report on the results of their checklists,

(d)	internal audit personnel report on their findings, including significant deficiencies or material weaknesses, if any, in the design or operation of the Company’s ICFR, as well as remedial measures taken,

(e)	the head of the Company’s internal audit function and the Company’s chief legal officer report on whether they or their staffs have become aware of evidence of fraud, whether or not material, involving management or other employees who have a significant role in the Company’s ICFR, and

(f)	the CEO and I ultimately reach a conclusion on the accuracy and completeness of the disclosures; and

iv.	a meeting of the independent Board Audit Committee (a) before each quarterly earnings release to review and discuss the proposed release and the proposed accompanying financial supplement before they are publicly disseminated, and (b) before the filing with the SEC of each Exchange Act periodic report, at which the Committee reviews the financial statements and proposed disclosures and approves the report. PwC also participates in such meetings.

Minutes of each such Executive Review Group and Audit Committee meeting are maintained by the Company.

*    *    *    *

We acknowledge the Company is responsible for the adequacy and accuracy of the disclosure in our filings; Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require any additional information or wish to discuss any of our responses, please feel free to contact me at (212) 859-7191, or John Sondej, the Company’s Controller and Chief Accounting Officer, at (212) 859-7209.

Very truly yours,

/s/ Michael J. Peninger Michael J. Peninger
Executive Vice President and Chief Financial Officer